UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2017

Commission File Number 001-35866

KNOT Offshore Partners LP

(Translation of registrant’s name into English)

2 Queen’s Cross,

Aberdeen, Aberdeenshire

United Kingdom

AB15 4YB

United Kingdom

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(1).

Yes  ☐            No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(7).

Yes  ☐            No  ☒

ITEM 1	– INFORMATION CONTAINED IN THIS FORM 6-K REPORT

KNOT Offshore Partners LP (the “Partnership”) is providing the following information.

Following the Partnership’s steady results for the third quarter of 2017, where it reported its best distribution coverage, the Partnership sold 3,000,000 common units in a public offering on November 9, 2017. The Partnership anticipates that the net proceeds of the offering will be used for, among other things, the acquisition of two additional vessels from Knutsen NYK Offshore (“KNOT”). No assurance can be given that such acquisitions will occur and any such acquisition would be subject to review and approval by KNOT and the Partnership’s board of directors and conflicts committee of the board.

The Partnership believes that distribution coverage will remain at a reasonable level, but as the equity overhang is removed by the second half of 2018, the Partnership expects to be in a position to report a further improvement in coverage as its business remains very steady. This, of course, will be dependent on investment decisions by the Partnership during 2018, but the Partnership currently expects that 2018 will be a much quieter year than 2017.

FORWARD LOOKING STATEMENTS

This report contains certain forward-looking statements concerning future events and the Partnership’s operations, performance and financial condition. Forward-looking statements include, without limitation, any statement that may predict, forecast, indicate or imply future results, performance or achievements, and may contain the words “believe,” “anticipate,” “expect,” “estimate,” “project,” “will be,” “will continue,” “will likely result,” “plan,” “intend” or words or phrases of similar meanings. These statements involve known and unknown risks and are based upon a number of assumptions and estimates that are inherently subject to significant uncertainties and contingencies, many of which are beyond the Partnership’s control. Actual results may differ materially from those expressed or implied by such forward-looking statements. Forward-looking statements include statements with respect to, among other things, the acquisition of additional vessels from KNOT, the Partnership’s distribution coverage, the Partnership’s anticipated growth strategies and pace of growth and the Partnership’s future financial condition or results of operations and future revenues and expenses.

All forward-looking statements included in this report are made only as of the date of this report on. New factors emerge from time to time, and it is not possible for the Partnership to predict all of these factors. Further, the Partnership cannot assess the impact of each such factor on its business or the extent to which any factor, or combination of factors, may cause actual results to be materially different from those contained in any forward-looking statement. The Partnership does not intend to report publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in its expectations with respect thereto or any change in events, conditions or circumstances on which any such statement is based.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KNOT OFFSHORE PARTNERS LP

Date: December 11, 2017
	By:	/s/ John Costain
		Name:	John Costain
		Title:	Chief Executive Officer and Chief Financial Officer

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